June 14, 2018

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor Funds (the “Trust”)

File Nos. 033-5852 and 811-4676

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by Mr. Chad Eskildsen of the Division of Investment Management with respect to the Trust’s Annual Report on Form N-CSR for the various series of the Trust (each series, a “Fund” and collectively, the “Funds”) for the fiscal year ended October 31, 2017, filed on January 3, 2018 (accession number 0001193125-18-001604).

Set forth below are the staff’s comments together with the Trust’s responses.

COMMENT 1         (Various Funds - Sector Allocation)

Considering the significant investments in the Information Technology sector of Harbor Capital Appreciation Fund, Harbor Mid Cap Growth Fund, Harbor Small Cap Value Fund, Harbor Global Leaders Fund and Harbor Convertible Securities Fund as of the past three fiscal year ends, please indicate whether the level of investment in this particular sector warrants additional disclosure in the Principal Investment Strategy section and/or Principal Risks section of each Fund’s prospectus.

Response:

Each Fund’s investment strategy and policies are intended to provide such Fund’s subadviser flexibility to pursue investment ideas within or across sectors. The Funds’ subadvisers focus primarily on the attractiveness of individual companies across sectors rather than on the attractiveness of particular sectors, and sector allocations are the result of the subadviser’s individual security selection. As a subadviser’s view of the relative attractiveness of individual companies changes over time, we would also expect that a Fund’s weighting in particular sectors would change over time.

The Trust has added Sector Risk disclosure to the Principal Risks section of Harbor Capital Appreciation Fund’s prospectus dated March 1, 2018. While we do not believe that adding Sector Risk disclosure in the Principal Risks section of the prospectus for Harbor Mid Cap Growth Fund, Harbor Small Cap Value Fund, Harbor Global Leaders Fund and Harbor Convertible Securities Fund is warranted at this time, we will continue to assess on a going forward basis whether including such disclosure in the prospectus for these Funds is warranted.

In addition, we note that the Funds’ shareholders have the opportunity to review the Funds’ sector allocation percentages on a quarterly basis through Harbor Funds’ website, which is in addition to the sector information provided in the Funds’ Annual and Semi-Annual Reports. We also provide the percentage weightings of each sector within each Fund’s benchmark index so that shareholders can assess how such Fund’s allocation compares to that of the benchmark index. Accordingly, investors are able to observe, on an ongoing basis, whether a Fund has greater or less exposure to certain

P.O. Box 804660 | Chicago, Illinois 60680-4108

800-422-1050 | www.harborfunds.com

Distributed by Harbor Funds Distributors, Inc.

Securities and Exchange Commission

June 14, 2018

sectors and how the Fund’s exposures to different sectors compare to the exposures in the Fund’s benchmark index.

COMMENT 2	(Related Parties)

Please consider including discussion regarding the Funds’ use of subadvisers in the related party disclosures of the Notes to Financial Statements, in accordance with FASB Accounting Standard Codification 850 Related Party Disclosures (“ASC 850-10-50”).

Response:

Harbor Capital Advisors, Inc., the Funds’ investment adviser (“Adviser”) has engaged the services of unaffiliated subadvisers to provide portfolio management services to the Funds (except the Target Retirement Funds). Each subadviser has entered into a subadvisory agreement with the Adviser and the Trust, on behalf of each respective Fund. The Adviser pays each subadviser from its own resources; the Funds have no obligation to pay the subadvisers. The subadvisers are not affiliates or related parties of either the Adviser or the Funds within the meaning of ASC 850. Accordingly, no related party transaction disclosures under ASC 850-10-50 are deemed necessary in the Notes to Financial Statements.

COMMENT 3	(Harbor International Fund and Harbor Small Cap Growth Fund - Affiliated Holdings)

Harbor International Fund and Harbor Small Cap Growth Fund each held investments in entities deemed to be affiliates as of October 31, 2017. Please explain why each Fund’s income from those affiliated holdings is not disclosed separately on the Statement of Assets and Liabilities and Statement of Operations in the Fund’s Financial Statements, in accordance with Sections 6-04.2 and 6.07.1 of Regulation S-X.

Response:

As of and during the year ended October 31, 2017, Harbor International Fund and Harbor Small Cap Growth Fund each held investments in entities deemed to be affiliates because each Fund owned more than 5% of the outstanding voting securities of such entities during the period. Although Funds may from time to time hold investments in entities deemed to be affiliates, the Funds do not invest in such securities for the purpose of exercising control or management, and investments in such entities may fluctuate above and below the 5% ownership threshold requiring disclosure between financial reporting periods.

Each Fund’s investments in entities deemed to be affiliates and income derived from such investments are disclosed in a separate Affiliated Transactions schedule to the Fund’s Portfolio of Investments, as required by the recently adopted Regulation S-X Schedule 12-14 - Investments in and Advances to Affiliates.

Regulation S-X Sections 6-04.2 and 6-07.1 also require the investments in affiliates and income from affiliated investments be disclosed separately from unaffiliated investments on the balance sheet and statement of operations. We elected not to separately disclose these amounts on the balance sheet and statement of operations, in light of (i) the fact that such entities are deemed to be affiliates of a Fund solely because the Fund owned more than 5% of the outstanding voting securities of such entity, the Fund does not invest in such entities for the purpose of exercising control or management, and a Fund’s investments in such entity may fluctuate above or below the 5% ownership threshold that would render such entity an affiliate between financial reporting periods; (ii) the limited nature of such investments and resulting income; and (iii) the fact that such amounts are already included in the Fund’s Affiliated Transactions schedule. We believe that the disclosure contained in the Affiliated

Securities and Exchange Commission

June 14, 2018

Transactions schedule provides shareholders the appropriate level of information with respect to such investments.

COMMENT 4	(Harbor High-Yield Bond Fund - Unfunded Commitments)

Note 2 to the Financial Statements for the Fixed Income Funds indicates that Harbor High-Yield Bond Fund had approximately $8 million in unfunded loan commitments outstanding as of October 31, 2017. Please include additional details regarding such unfunded loan commitments in the Fund’s Financial Statements. Please refer to the AICPA Investment Companies Expert Panel January 10, 2006 Meeting Minutes.

Response:

The comment is accepted. The Trust will include the names of counterparties with which the Funds have unfunded commitments outstanding, if any, in the Notes to Financial Statements, beginning with the Semi-Annual Report for the period ended April 30, 2018.

COMMENT 5	(Harbor Mid Cap Value Fund - Investments in REITs)

As of October 31, 2017, Harbor Mid Cap Value Fund held investments in Real Estate Investment Trusts (REITs) amounting to approximately 12% of the Fund’s net assets. Please include an explanation of how the Fund estimates return of capital distributions from REITs in the Notes to Financial Statements.

Response:

The comment is accepted. The Trust will include additional disclosure in the Notes to Financial Statements, describing the Funds’ accounting policy regarding cash flows generated from investments in REITs, including income, capital gains, and returns of capital, beginning with the Semi-Annual Report for the period ended April 30, 2018.

COMMENT 6	(Auditor’s Letter)

Please file an amended N-SAR with an auditor letter that includes the auditor’s name, address and date.

Response:	An amended N-SAR was filed on June 11, 2018 via EDGAR with an accession number of 0000793769-18-000020.

Securities and Exchange Commission

June 14, 2018

*          *          *           *          *          *          *

In accordance with the letter from Carolyn B. Lewis to investment company registrants dated February 25, 1994, please be informed that (i) the Funds do not involve a master/feeder arrangement, (ii) none of the Funds, except the Money Market Fund, is a money market fund, (iii) shares of the Funds may be marketed through banks and/or savings and loan associations and (iv) none of the Funds’ operations raise novel or complex issues of law or policy different from those associated with any other investment company investing in securities of the type in which the Funds may invest.

Harbor Funds acknowledges the following in connection with this response letter:

1.	Harbor Funds is responsible for the adequacy and accuracy of the disclosure in this filing.
2.	Staff comments or changes to disclosures in response to the staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
3.	Harbor Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact the undersigned at (312) 443-4428.

Sincerely,
/s/ Jodie L. Crotteau
Jodie L. Crotteau
Assistant Secretary

Cc:	Christopher P. Harvey, Esq.

    Stephanie Capistron, Esq.

    Dechert LLP

    Charles F. McCain

    Anmarie S. Kolinski

    Erik D. Ojala, Esq.

    Diana R. Podgorny, Esq.

    Christopher Myers

    Harbor Funds